SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Amendment No. 3

Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934

IVAX CORPORATION

(Name of Subject Company (issuer))

IVAX CORPORATION (Issuer)

(Name of Filing Person (identifying status as offeror, issuer or other person))

1.5% Convertible Senior Notes due 2024

(Title of Class of Securities)

CUSIP Nos. 465823 AJ 1 and 465823 AH 5

(CUSIP Number of Class of Securities)

Steven D. Rubin
Vice President and General Counsel
IVAX Corporation
4400 Biscayne Boulevard
Miami, Florida 33137
(305) 575-6000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Alison W. Miller, Esq.
Stearns Weaver Miller Weissler
Alhadeff & Sitterson, P.A.
150 West Flagler Street, Suite 2200
Miami, Florida 33130
(305) 789-3200

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee

$400,000,000	$47,080.00**

*	Calculated solely for the purpose of determining the amount of the filing fee. The amount assumes the exchange of $400,000,000 aggregate principal amount of IVAX Corporation’s 1.5% Convertible Senior Notes due 2024 for IVAX Corporation’s 1.5% Convertible Senior Notes due 2024.

**	Previously paid.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☑ issuer tender offer subject to Rule 13e-4.

☐ going private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

This Amendment No. 3 to Schedule TO (the “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by IVAX Corporation, a Florida corporation (“IVAX”), on January 20, 2005, as amended by Amendment No. 1 thereto filed with the SEC on February 9, 2005 and Amendment No. 2 thereto filed with the SEC on February 11, 2005. This Amendment No. 3 relates to the offer by IVAX (i) to exchange $1,000 in principal amount of 1.5% Convertible Senior Notes due 2024 (the “New Notes”) and (ii) a one-time cash payment (an “Exchange Fee”) equal to $2.50 per $1,000 principal amount of outstanding 1.5% Convertible Senior Notes due 2024 (the “Old Notes” and together with the New Notes, the “Notes”) that is properly tendered and accepted for exchange upon the terms and subject to the conditions set forth in the Offer to Exchange dated January 20, 2005, as amended and supplemented by the Supplement to the Offer to Exchange dated February 11, 2005 (together the “Offer to Exchange”) and in the related Letter of Transmittal (the “Letter of Transmittal”). The offer to exchange the Notes (including the payment of an Exchange Fee) pursuant to the Offer to Exchange and Letter of Transmittal is referred to herein as an “Offer.” The Offer is not contingent upon the tender or exchange of any minimum principal amount of Old Notes. The Offer, however, is conditioned upon satisfaction of certain conditions. This Amendment No. 3 is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934. Copies of the Offer to Exchange and Letter of Transmittal were previously filed with the Schedule TO as exhibits (a)(1)(i), (a)(1)(vi) and (a)(1)(ii), respectively, and the information therein is incorporated in this Amendment No. 3 by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 11. ADDITIONAL INFORMATION

On February 23, 2005, IVAX issued a press release announcing the results of the Offer, which expired at 12:00 midnight, New York City time, on February 22, 2005. A copy of the press release is filed as Exhibit (a)(5)(ii) to the Schedule TO and is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)(i)	Offer to Exchange dated January 20, 2005.*
(a)(1)(ii)	Letter of Transmittal.*
(a)(1)(iii)	Notice of Guaranteed Delivery.*
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Supplement to Offer to Exchange dated February 9, 2005.*
(a)(5)(i)	Press Release dated January 20, 2005.*
(a)(5)(ii)	Press Release dated February 23, 2005.

*	Previously filed.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2005	IVAX CORPORATION
	By:	/s/ Thomas E. Beier
Thomas E. Beier,
Senior Vice President-Finance and Chief Financial Officer

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